

SECURITI... 03053036 ...SSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3655 NOBEL DRIVE, SUITE 540
(No. and Street)

SAN DIEGO	CA	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT F. KYLE 858-623-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

1000 WILSHIRE BLVD., STE. 300	LOS ANGELES	CA	90017-2464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT KYLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCS SECURITIES, INC, as of MARCH 31ST, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRINCIPAL
Title

Bobbi Sue Richardson
Notary Public

BOBBI SUE RICHARDSON
Commission # 1318553
Notary Public - California
San Diego County
My Comm. Expires Sep 18, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of
Independent Certified Public Accountants

PCS SECURITIES, INC.

(A Wholly Owned Subsidiary of PCS Research Technology, Inc)
December 31, 2002

CONTENTS

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholder
PCS Securities, Inc.

We have audited the accompanying statement of financial condition of PCS Securities, Inc. as of December 31, 2002, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCS Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared using the going concern basis of accounting. As discussed in Note I, in January 2003, the Board of Directors of the PCS Research Technology, Inc. ("Parent") decided to wind down the activities of the Company and to approved an agreement to sell certain of its key assets. The Parent anticipates completing the wind down of the Company by June 30, 2003. The financial statements do not reflect any adjustments to the Company's assets and liabilities that might result from the resolution of these matters.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Irvine, California
February 7, 2003

Suite 800
18300 Von Karman Avenue
Irvine, CA 92612-1055
T 949.553.1600
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Grant Thornton LLP
US Member of Grant Thornton International

PCS Securities, Inc.

(A Wholly Owned Subsidiary of PCS Research Technology, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$	58,481
Commissions receivable from clearing broker		305,363
Deferred research/services costs		1,731,202
Identifiable intangibles		4,127,702
Total assets	$	6,222,748

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued research services	$	1,733,446
Accounts payable and accrued liabilities		6,647
Total liabilities		1,740,093
STOCKHOLDER'S EQUITY		
Common stock; no par value; 1,000 shares authorized, 100 shares issued and outstanding		23,652,793
Accumulated deficit		(19,170,138)
Total stockholder's equity		4,482,655
Total liabilities and stockholder's equity	$	6,222,748

The accompanying notes are an integral part of this financial statement.

PCS Securities, Inc.

(A Wholly Owned Subsidiary of PCS Research Technology, Inc.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

REVENUES		
Commissions and other fees	$	16,399,594
Interest and other		1,227
		16,400,821
EXPENSES		
Independent research expense		10,775,329
Execution and clearing costs		2,638,666
Management fees paid to Parent		2,607,840
Amortization of identifiable intangibles		2,217,432
General and administrative expenses		257,818
Impairment loss related to goodwill and intangible assets		17,073,874
Total expenses		35,570,959
NET LOSS	$	(19,170,138)

The accompanying notes are an integral part of this financial statement.

PCS Securities, Inc.

(A Wholly Owned Subsidiary of PCS Research Technology, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2002

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance - January 1, 2002	100	23,746,680	-	23,746,680
Adjustment on purchase price consideration	-	(134,074)	-	(134,074)
Capital contribution	-	1,646,625	-	1,646,625
Distributions to Parent	-	(1,606,438)	-	(1,606,438)
Net loss	-	-	(19,170,138)	(19,170,138)
Balance - December 31, 2002	100	$ 23,652,793	$ (19,170,138)	$ 4,482,655

The accompanying notes are an integral part of this financial statement.

PCS Securities, Inc.

STATEMENT OF CASH FLOWS

(A Wholly Owned Subsidiary of PCS Research Technology, Inc.)

Year Ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(19,170,138)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of identifiable intangible assets		2,217,432
Impairment loss related to goodwill and intangibles		17,073,874
Net changes in assets and liabilities		
Increase in deferred research services/costs		(123,488)
Increase in commissions receivable		(305,363)
Increase in accrued research services		260,043
Decrease in accounts payable and accrued liabilities		(43,354)
Net cash flows used in operating activities		(90,994)
Cash flows from financing activities		
Capital contributions		1,646,625
Capital distributions		(1,606,438)
Net cash provided by financing activities		40,187
Net decrease in cash and cash equivalents		(50,807)
Cash and cash equivalents, beginning of year		109,288
Cash and cash equivalents, end of year	$	58,481
Supplemental non-cash flow information		
Adjustment to purchase price consideration	$	134,074

The accompanying notes are an integral part of this financial statement.

PCS Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

(A Wholly Owned Subsidiary of PCS Research Technology, Inc.)

December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PCS Securities, Inc. (the "Company") was formed on March 1989 and is a broker/dealer registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company is an introducing broker and, therefore, clears all transactions on a fully disclosed basis with independent clearing organizations.

The Company provides independent research and directed brokerage arrangements for investment advisors, money managers and plan sponsors (Money Managers) within the safe harbor of Section 28(e) of the Securities and Exchange Act of 1934, as amended.

On December 21, 2001, PCS Research Technology, Inc. (formerly DirectPlacement, Inc. or the "Parent"), a publicly traded company, acquired all of the outstanding stock of the Company for $23,746,680 in total consideration consisting of 10,500,000 shares of the Parent's common shares plus cash and costs. The financial statements of the Company includes the accounts of the Company on the same basis as they are included in the Parent's consolidated financial statements, which gives effect to allocating the Parent's investment in the Company as though it was acquired on the effective date. For accounting purposes, the acquisition was accounted using the purchase method and the financial statements reflect the push down of the Parent's fair value adjustments. The total value of the stock issued by the Parent as consideration was based on the market price at the time of acquisition and was allocated, together with other consideration, among the Company's assets and liabilities acquired, including identifiable intangible assets, based upon estimated fair values determined upon independent valuation. The excess of the value of the consideration over the net assets acquired was allocated to goodwill. At the acquisition date, the tangible net assets of the Company were $193,599.

In 2002, the cash consideration portion of the purchase price was adjusted by $134,074 as agreed between the parties. Consequently, goodwill related to the acquisition was decreased resulting in a corresponding reduction to stockholder's equity.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market accounts at banks with maturities of three months or less when purchased.

Securities Transactions and Revenue Recognition

Independent research and directed brokerage arrangements are accounted for on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

NOTE A - SUMMARY OF SIGNIFICANT POLICIES- Continued

Securities Transactions and Revenue Recognition - continued

Commissions from direct brokerage arrangements are recorded as revenue when earned. Deferred research/services cost and accrued research services relating to these arrangements are accounted for on a customer-by-customer basis and are separately identified in the balance sheets.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than the trade date.

Identifiable Intangible Assets

Identifiable intangible assets consisting of the trademark, customer list and guaranteed contract with a research provider were capitalized as a result of the Company's acquisition by the Parent in December 2001. These assets were recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 and are amortized over their estimated useful lives ranging from 3 years to 10 years.

At each balance sheet date, or earlier if required, the Company evaluates the carrying amount of each intangible asset for impairment. Impairment losses are recorded when indicators of impairment are present and the asset's carrying amount is greater than the sum of the undiscounted cash flows estimated to be generated from the asset. At December 31, 2002, the Company recorded an impairment charge related to identifiable intangible assets (see Note B).

Goodwill

Goodwill resulted from the Company's acquisition by the Parent in December 2001 and is accounted under SFAS No. 142 beginning January 1, 2002. Under SFAS No. 142, goodwill is no longer amortized and is evaluated annually for impairment. Impairment losses are recorded when the implied value of goodwill, calculated based on estimated future cash flows to be generated by the reporting unit, is less than its carrying amount. At December 31, 2002, the Company recorded an impairment loss (see Note B).

Income Taxes

The Company files a consolidated return with its Parent and provides for income taxes based on its separate operations. The Company accounts for income taxes pursuant to SFAS No.109, *Accounting for Income Taxes.* SFAS No. 109 is an asset and liability approach that requires the recognition of deferred taxes and liabilities for the expected future tax consequences of events

NOTE A - SUMMARY OF SIGNIFICANT POLICIES- Continued

Income Taxes - continued

that have been recognized by the Company. SFAS No. 109 considers all expected future events other than enactments of changes in the tax law or rates.

Derivatives and Hedging Activities

The Company does not engage in derivative or hedging transactions.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates in the near term.

NOTE B - IDENTIFIABLE INTANGIBLES AND GOODWILL

Identified intangibles consist of the following at December 31, 2002

Trademark	$ 841,773
Customer list	3,763,809
Guaranteed contract	-
Total identifiable intangibles	4,605,545
Accumulated amortization	(477,843)
	$ 4,127,702

Identified intangibles and goodwill resulted from the acquisition of the Company by the Parent in the fourth quarter of 2001. Goodwill associated with this transaction is not amortized.

Guaranteed Contract

As part of the acquisition of the Company, a research services company that is wholly owned by one of the former owner of the Company contractually guaranteed a specified volume of " soft dollar" business for a period of 5 years. The Company recorded an intangible asset of $8,466,000 associated with this contract, which was being amortized over a 5-year period. In

NOTE B - IDENTIFIABLE INTANGIBLES AND GOODWILL - Continued

Guaranteed Contract - continued

December 2002, as a result of the Company non-performance of a condition of the research services agreement contract, the contract automatically terminated. During 2002, the soft dollar business delivered to the Company by the research provider pursuant to the contract approximated 50% of the 2002 total revenues. The automatic termination of contract caused an immediate impairment to the carrying amount of this asset and as a result, the Company recorded an impairment loss of $6,726,411 representing the unamortized balance at the date of termination.

Goodwill

Goodwill recorded in connection with the acquisition of the Company totaled $9,233,007, and Management evaluated goodwill for impairment at December 31, 2002 in accordance with SFAS No. 142. Factors considered by management included: a) the Company's lack of profitability in 2002, b) the termination of the guaranteed research services contract referred to above and the resulting loss of future revenues to the Company without a corresponding decrease in future expenses and c) the level of anticipated losses in the foreseeable future. As a result, as discussed in Note I, the Board of Directors of the Parent approved the wind-down of the Company's activities in January 31, 2003 and authorized the sale of certain of the Company's key assets (specifically, the customer list and PCS trademark) to two Parent shareholders (former owners of the Company) The Company's lack of profitability, together with the decision to sell certain of its key assets and discontinue its business in 2003 resulted in an impairment to the carrying amount of goodwill. As a result, the Company recorded an impairment loss of $9,233,007 during 2002 for the total carrying amount of goodwill..

Changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

Balance as of December 31, 2001	$9,367,081
Adjustment of purchase price consideration	(134,074)
Goodwill written of due to impairment losses	(9,233,007)
Balance as of December 31, 2002	$ -

NOTE B - IDENTIFIABLE INTANGIBLES AND GOODWILL - Continued

Customer List and Trademark

In connection with the acquisition of the Company, the intangibles acquired also included a customer list and the PCS trademark. The values of these assets were based on independent valuation. The carrying amount of the customer list was amortized over 10 years. Management evaluated these intangibles for impairment at December 31, 2002. In connection with the Parent's decision in January 2003 to sell the Company's customer list and trademark to the former owners, management determined that the unamortized balance of these assets at December 31, 2002 was in excess of the anticipated consideration to be received/realized under the agreement, less costs to sell. Consequently, the Company recorded an impairment loss totaling $1,114,455 to write down these assets to their estimated fair value less based on the agreement, which was allocated to these two assets based on their pro-rata carrying amounts ($887,191 to the customer list and $227,264 to the trademark). After the impairment charges, the adjusted carrying amounts of the customer list and trademark at December 31, 2002 were $3,285,966 and $841,736, respectively.

The combination of the impairment charges discussed above aggregated to an impairment loss totaling $17,073,874 related to goodwill and intangibles for the year ended December 31, 2002, which is reflected in the accompanying statement of operations for the year ended December 31, 2002.

Aggregate amortization expense for the year ended December 31, 2002 was $2,217,432. The remaining balance of unamortized intangibles is expected to be fully amortized by June 30, 2003, when the wind down of the Company is expected to be completed.

NOTE C – RECEIVABLE FROM CLEARING BROKERS

The clearing and depository operations for the Company's proprietary transactions are performed by an independent clearing broker organization pursuant to a clearance agreement. At December 31, 2002, all amounts included in the receivable from clearing brokers are governed by clearance agreements. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company.

During the year ended December 31, 2002, approximately 74% of the commission revenues were transacted through one clearing broker.

PCS Securities, Inc.

(A Wholly Owned Subsidiary of PCS Research Technology, Inc.)

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2002

NOTE D – INCOME TAXES

The components of net deferred tax asset at December 31, 2002 are as follows:

Deferred tax asset (primarily net operating losses)	$400,115
Deferred tax liabilities	
State taxes	(3,620)
Section 481 adjustment	(344,373)
Total deferred tax liabilities	(347,993)
Total deferred tax asset	52,123
Valuation allowance	(52,123)
Net deferred tax asset	$ -

The differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

Federal income tax at statutory rate	34.0 %
Changes due to:	
State franchise tax net of federal income tax benefit	5.8 %
Other permanent differences	(40.1)%
Valuation allowance	0.3 %
Total income tax rate	0.0%

The Company established a valuation allowance of $52,123 as a result of the management's inability to determine whether or not the deferred tax asset would be realizable in the future.

NOTE E - RESERVE REQUIREMENT

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

NOTE E - RESERVE REQUIREMENT – Continued

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined), and requires that the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2002, the Company had defined net capital of $354,953, which was $349,953 in excess of its required minimum net capital of $5,000.

NOTE G - RELATED PARTY TRANSACTIONS

During 2002, the Company paid $2,828,506 for independent research services to an entity owned by one of the Company's former owners.

The Company's offices are located in a property owned by the Company's former owners. During 2002, the Company incurred and paid $25,245 of rent expense related to this property.

During 2002, the Company paid $2,607,840 of management fees to the Parent for management and administrative services.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of broker/dealers in the normal course of business. In the opinion of management, these matters do not have a material adverse impact on the Company's results of operations or financial condition as of December 31, 2002.

PCS Securities, Inc.

(A Wholly Owned Subsidiary of PCS Research Technology, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2002

NOTE I - SUBSEQUENT EVENT

In January 2003, the Board of Directors of the Parent decided to wind down the activities of the Company, and ultimately to close the Company. In connection with the decision to close the Company, the Parent entered into an agreement with two Parent stockholders (former owners of the Company) pursuant to which the Parent agreed to transfer ownership of the name "PCS" and trademarks related to such name (the "Trademarks") as well as a list of the Company's customers to the former owners of the Company (or their designee) in exchange for the surrender by them of an aggregate of 10.3 million shares of the Parent's common stock for cancellation. In addition, each of the former owners of the Company has terminated their rights under employment and/or consulting agreements between them and the Parent. Furthermore, the former owners of PCS agreed to pay to the Parent an aggregate of $250,000 over a period two years assuming that certain conditions are satisfied, to repay the Parent's revolving line of credit with Bear Stearns by June 30, 2003 in the event that there is an outstanding balance as of such date and assuming that the amount owed under the line of credit has not been increased and to repay all customer credit balances existing as of June 30, 2003. In connection with this agreement, the Parent granted a non-exclusive two year license to use the Parent's proprietary software to the former owners of the Company, and the Parent agreed to use a new soft brokerage firm to be formed by the former owners of the Company as the Parent's preferred brokerage firm for soft dollar transactions.

The Parent anticipates completing the wind down of the Company's business by June 30, 2003.

SUPPLEMENTARY INFORMATION

PCS Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL

Total stockholders' equity qualified for net capital	$4,482,655
Add:	
Other (deductions) or allowable credits	(4,127,702)
Total capital and allowable subordinated liabilities	354,953
Deductions and/or charges:	
A. Non-allowable assets	-
Net capital before haircuts on securities positions	354,953
Haircuts on securities positions	
A. Money market funds	-
B. Undue concentration.	-
NET CAPITAL AT DECEMBER 31, 2002	354,953

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable	$ 6,647
Aggregate indebtedness at December 31, 2002	$6,647

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital at December 31, 2002	$354,953
Minimum net capital capital required	5,000
Excess capital	$ 349,953
Ratio: Aggregate Indebtedness to net capital	.02 to 1

PCS Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of Form x-174-5 at December 31, 2002)

Net capital, as reported in		
Company's Part II (unaudited)		
Focus report	$	354,953
Changes in capital resulting from audit adjustments		-
	$	354,953

Grant Thornton

Accountants and Management Consultants

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
PCS Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of PCS Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17-a-13 or
3. Complying with the requirements for prompt payment for securities under the Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting

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Grant Thornton LLP
US Member of Grant Thornton International

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Projection of any evaluation of the system of internal contents to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other purpose.

Grant Thornton LLP

Irvine, California
February 7, 2003